O’NEIL LLP ATTORNEYS AT LAW
DEAN DUNN-RANKIN SANDRA A. GALLE WILLIAM E. HALLE ANDREW K. HARTZELL LAWRENCE J. HILTON JOHN D. HUDSON	19900 MACARTHUR BOULEVARD, SUITE 1050 IRVINE, CALIFORNIA 92612 (949) 798-0500 — (949) 798-0511 (FAX) EMAIL: counsel@oneil-llp.com WRITER’S DIRECT DIAL: (949) 798-0715 EMAIL: jhudson@oneil-llp.com	DENNIS D. O’NEIL JAY F. PALCHIKOFF PAUL A. ROWE WILLIAM L. TWOMEY JOHN P. YEAGER

July 22, 2013

VIA EDGAR AND OVERNIGHT COURIER

U.S. Securities and Exchange Commission Division of Corporate Finance Office of Mergers and Acquisitions 100 F Street NE Washington, D.C. 20549 Attention: Alexandra M. Ledbetter

Re:	Meade Instruments Corp.
Schedule 14D-9 filed July 5, 2013
File No. 005-52619

Dear Ms. Ledbetter:

On behalf of Meade Instruments Corp. (the “Company”), we are transmitting as Exhibit A hereto the proposed Amendment No. 1 to the Schedule 14D-9 (File No. 005-52619) originally filed by the Company with the U.S. Securities and Exchange Commission (the “Commission”) on July 5, 2013 (the “Amendment”). In this letter, we respond to the comments of the staff of the Commission (the “Staff”) contained in your letter dated July 12, 2013.

For your convenience, the numbered paragraphs below correspond to the numbered comments in that letter; the Staff’s comments are presented in bold italics. We have also enclosed with the copy of this letter that is being transmitted via overnight courier a copy of the Amendment in paper format. In addition to addressing the comments raised by the Staff in its letter, the Company has revised the Amendment to update other disclosures.

Item 3.     Past Contracts, Transactions, Negotiations and Agreements, page 3

1.	Refer to the following sentence on page 3: “Except as set forth herein or as otherwise incorporated herein by reference, to the knowledge of the Company as of the date hereof, there are no material agreements, arrangements or understandings or any actual or potential conflicts of interest between the Company or its affiliates and: (i) its executive officers, directors or affiliates; or (ii) the MITC Parties or their executive officers, directors or affiliates.” Please revise the beginning of that sentence to cross-reference the disclosure(s) to which you refer.

U.S. Securities and Exchange Commission

July 22, 2013

In response to the Staff’s comment, the Company has amended that disclosure in the Amendment as follows:

The first paragraph of Item 3 is hereby amended and restated in its entirety to read as follows:

Except as set forth in this Item 3, the section in Item 8 entitled “Golden Parachute Compensation” and Exhibits (e)(3)-(e)(11), to the knowledge of the Company as of the date hereof, there are no material agreements, arrangements or understandings or any actual or potential conflicts of interest between the Company or its affiliates and: (i) its executive officers, directors or affiliates; or (ii) the MITC Parties or their executive officers, directors or affiliates.”

Item 4.     The Solicitation or Recommendation, page 5

Reasons for the Recommendation, page 12

2.	We noticed the disclosure that “the Board considered a variety of factors….” Item 4 of Schedule TO and corresponding Item 1012(b) of Regulation M-A, however, require that reasons, as distinguished from factors, be disclosed. Please revise.

In response to the Staff’s comment, we have revised that disclosure in Item 4 of the Amendment.

3.	With a view toward revised disclosure, please tell us why you have not directly addressed the tender offer price being higher than the merger price.

In the Amendment, the Company is now recommending a different merger in which the merger price is significantly higher than the tender offer price. As a result, the Company believes this comment is no longer relevant and should not result in revised disclosure.

Item 8.     Other Material Information, page 13

State Anti-Takeover Laws—Delaware, page 14

4.	Please revise to state affirmatively whether Section 203 of the Delaware General Corporation Law would prohibit MITC from engaging in a business combination with the company. We note that it appears that the three-year prohibition would apply upon MITC’s acquisition of 15% or more of the company’s outstanding common stock, assuming that the company’s board maintained its recommendation that stockholders reject MITC’s tender offer.

U.S. Securities and Exchange Commission

July 22, 2013

In response to the Staff’s comment, we have supplemented such disclosure in the Amendment as follows:

It is a condition to the MITC Offer that the provisions of Section 203 of the DGCL do not apply or restrict the MITC Offer and the proposed MITC Merger, and the Company’s Board of Directors does not currently intend to take action which would allow such condition to be satisfied.

State Anti-Takeover Laws—Other, page 15

5.	We note the disclosure regarding the other state anti-takeover laws that might be implicated by MITC’s offer. Please revise to identify the states in which the company’s business operations have “substantial economic effects,” or in which the company has “substantial assets, security holders, principal executive offices or principal places of business.”

In response to the Staff’s comment, the Company has revised this disclosure in the Amendment as follows:

The Company is not aware of any other state anti-takeover laws or regulations that are applicable to the MITC Offer and has not attempted to comply with any other state anti-takeover laws or regulations.

Exhibit (a)(2)

6.	We note that you refer to the definition of forward-looking statements included in the Private Securities Litigation Reform Act of 1995. Note that the safe harbor protections for forward-looking statements contained in the federal securities laws do not apply to statements made in connection with a tender offer. See Exchange Act Section 21E(b)(2)(C) and Section I.M, Q & A No. 2, in the Manual of Publicly Available Telephone Interpretations, Third Supplement, July 2001, available on our website at http://www.sec.gov/divisions/corpfin/cfguidance.shtml. Please confirm that you will avoid making reference to that Act in all future communications in connection with the tender offer.

The Company confirms that it will avoid making reference to that Act in all future communications in connection with the tender offer.

7.	We note the statement that you undertake no “obligation to (and each expressly disclaims any such obligation to) update or alter its forward-looking statements, whether as a result of new information, future events or otherwise.” This disclaimer is inconsistent with the requirements of General Instruction D of Schedule 14D-9 and your obligations under Rule 14d-9(c) to amend the Schedule to reflect a material change in the information previously disclosed. Please confirm that you will avoid making this statement in all future communications.

U.S. Securities and Exchange Commission

July 22, 2013

The Company confirms that the Company will avoid making this statement in all future communications.

The Company acknowledges the following:

1.	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

2.	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

3.	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that you will find the foregoing responsive to the Staff’s comment. Should the Staff have additional questions or comments regarding the foregoing, please do not hesitate to contact the undersigned at (949) 798-0715.

Sincerely,

/s/ John D. Hudson
John D. Hudson

Encls.	Exhibit A (Amendment No. 1 to Schedule 14D-9/A)

copy:	Steven Murdock, Chief Executive Officer
John A. Elwood, Chief Financial Officer

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 14D-9/A

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

(Amendment No. 1)

Meade Instruments Corp.

(Name of Person(s) Filing Statement)

Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities)

583062104

(CUSIP Number of Class of Securities)

John A. Elwood

Chief Financial Officer

Meade Instruments Corp.

27 Hubble

Irvine, CA 92618

(949) 451-1450

(Name, Address and Telephone Number of Person Authorized to Receive Notice and Communications

on Behalf of the Person(s) Filing Statement)

With a copy to:

John D. Hudson, Esq.

O’Neil LLP

19900 MacArthur Blvd.

Suite 1050

Irvine, CA 92612

(949) 798-0500

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Purpose of Amendment

This Amendment No. 1 to Schedule 14D-9 amends and supplements the Schedule 14D-9 (the “Schedule 14D-9”) previously filed by Meade Instruments Corp., a Delaware corporation (the “Company”), with the Securities and Exchange Commission (the “SEC”) on July 5, 2013, relating to the tender offer by MITC Capital, Inc., a California corporation (“MITC”), and Victory One Inc., a Delaware corporation and a wholly-owned subsidiary of MITC (together with MITC, the “MITC Parties”), to purchase all outstanding shares of the Company’s Common Stock, par value $0.01 per share, at $3.65 per share, net to the seller in cash, without interest thereon and subject to reduction for any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated June 20, 2013. At this time, the Board recommends that the Company’s stockholders vote in favor of the adoption of the SOI Merger Agreement that is described in Item 4 of this Amendment No. 1 to Section 14D-9 and recommends that the stockholders of the Company reject the MITC Offer and not tender their shares of Common Stock to the MITC Parties pursuant to the MITC Offer. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule 14D-9.

ITEM 3. Past Contracts, Transactions, Negotiations and Agreements

The first paragraph of Item 3 is hereby amended and restated in its entirety to read as follows:

Except as set forth in this Item 3, the section in Item 8 entitled “Golden Parachute Compensation” and Exhibits (e)(3)-(e)(11), to the knowledge of the Company as of the date hereof, there are no material agreements, arrangements or understandings or any actual or potential conflicts of interest between the Company or its affiliates and: (i) its executive officers, directors or affiliates; or (ii) the MITC Parties or their executive officers, directors or affiliates.

The section of Item 3 entitled “Cash Consideration Payable Pursuant to the MITC Offer” is hereby amended and restated in its entirety with the following:

If the directors and executive officers of the Company who own shares of Common Stock tender their shares for purchase pursuant to the MITC Offer, they will receive the same cash consideration on the same terms and conditions as the other stockholders of the Company. As of July 5, 2013, the directors and executive officers of the Company beneficially owned in the aggregate 81,434 shares of Common Stock (excluding unvested shares of restricted stock and options to purchase Common Stock). If the directors and executive officers were to tender all of their shares for purchase pursuant to the MITC Offer and those shares were accepted for purchase and purchased by Purchaser, the directors and officers would receive an aggregate of $297,234 in cash. As discussed below in Item 4(c), to the knowledge of the Company, none of the Company’s executive officers, directors, affiliates or subsidiaries currently intends to tender shares of Common Stock held of record or beneficially by such person for purchase pursuant to the MITC Offer. In addition, the executive officers of the Company own 81,334 of the 81,434 shares of Common Stock described above and have entered into a Voting Agreement with SOI related to the Pending SOI Merger (as defined in Item 4(a)) which, among other things, restricts the transfer or other disposition of any shares of Common Stock held by such persons (the “Voting Agreement”). A copy of the Voting Agreement is filed as Exhibit 99.1 to the Company’s Current Report on Form 8-K filed with the SEC on July 16, 2013, and is incorporated herein by this reference. The Voting Agreement would prevent the executive officers from tendering their shares of Common Stock for purchase pursuant to the MITC Offer until the earlier of (i) the termination of the SOI Merger Agreement (as defined in Item 4(a)) in accordance with its terms, (ii) the effective time of the Pending SOI Merger, and (iii) the date upon which SOI and any executive officer agree in writing to terminate the Voting Agreement (but, in such event, only with respect to such executive officer).

The section of Item 3 entitled “Payments with Respect to Equity-Based Awards” is hereby amended and restated in its entirety with the following:

The Company has assumed that equity-based awards will receive equivalent treatment under both the SOI Merger Agreement and in the form of MITC merger agreement (the “MITC Merger Agreement” and the merger of Purchaser and the Company being the “MITC Merger”) which has been provided to the Company but not negotiated. In connection with the completion of the MITC Offer or the MITC Merger, the equity-based awards held by Meade’s executive officers and directors will be treated as follows:

Stock Options. Upon completion of the MITC Offer or the MITC Merger, each then-outstanding stock option that was granted by the Company will be cancelled, and option holders will receive from MITC or the surviving corporation an amount in cash equal to the product of (x) the number of shares of Common Stock covered by such option, whether or not vested, multiplied by (y) the excess, if any, of the $3.65 per share consideration over the per-share exercise price for such option, less any applicable withholding taxes.

Except for 750 options granted to these directors, all of the options currently held by Meade’s executive officers and directors were granted at exercise prices above $3.65, and thus, no payments will be made with respect to such options held by executive officers and directors of Meade. Upon completion of the MITC Offer or the MITC Merger, these directors will receive in the aggregate only $335.00 with respect to their options.

Restricted Stock. At the time the MITC Offer is completed or the MITC Merger becomes effective, all restricted stock awards will become fully vested (including any held by Meade’s executive officers and directors), and each share that is subject to a restricted stock award will be treated identically to all other outstanding shares of Common Stock. The executive officers and directors hold the following number of restricted shares:

	Restricted Shares
Executive Officer/Director	Vested Shares	Unvested Shares
Steven G. Murdock	7,500	60,000
John A. Elwood	5,000	40,000
Timothy C. McQuay	0	—
Frederick H. Schneider, Jr.	0	—
Mark D. Peterson	0	—

ITEM 4. The Solicitation or Recommendation.

(a) Recommendation.

Item 4(a) is hereby amended and restated as follows:

After thorough review and consideration of the MITC Offer and consultation with the Company’s outside legal counsel, and in light of the factors described below, THE BOARD OF DIRECTORS OF THE COMPANY RECOMMENDS THAT THE STOCKHOLDERS OF THE COMPANY REJECT THE MITC OFFER AND NOT TENDER THEIR SHARES OF COMMON STOCK TO THE MITC PARTIES PURSUANT TO THE MITC OFFER. At this time, the Board reaffirms its recommendation that the Company’s stockholders vote FOR the adoption of the Agreement and Plan of Merger dated July 16, 2013 (the “SOI Merger Agreement”) by and among the Company, Sunny Optics, Inc. (“SOI”) and Sunny Optics Merger Sub, Inc. (“Merger Sub”) under which Merger Sub will merge into the Company (the “Pending SOI Merger”). Any change in the Board’s recommendation regarding the MITC Offer will be communicated to the Company’s stockholders as promptly as practicable in the event that such a determination is reached. See “Reasons for and Background of the Recommendation” below for further details.

Any holder of shares of Common Stock that has tendered shares of Common Stock can withdraw them. For assistance in doing so, the Company’s stockholders can contact their broker.

(b) Reasons for and Background of the Recommendation.

The section of Item 4(b) entitled “Current Status of Pending JOC Merger and JOC Merger Agreement” is hereby amended and restated as follows:

Current Status of Pending SOI Merger and SOI Merger Agreement

As further described below and elsewhere in this Statement, the Company and SOI entered into the SOI Merger Agreement on July 16, 2013, and pursuant to the Pending SOI Merger, each holder of Common Stock will have the right to receive a cash amount of $4.21 per share. This amount is significantly higher than the MITC Offer, the MITC Offer is subject to many conditions, and there can be no assurances that the Company will be able to consummate a transaction with MITC. See “Reasons for the Recommendation” below.

The title of “Background of the Pending JOC Merger and the MITC Offer” is hereby amended and restated to read as follows:

“Background of the Pending SOI Merger and the MITC Offer”

The section of Item 4(b) entitled “Background of the Pending SOI Merger and the MITC Offer” is hereby supplemented with the following:

On June 11, 2013, Sheppard Mullin Richter & Hampton LLP (“SMRH”), on behalf of Ningbo Sunny Electronic Co., Ltd. (the “SOI Parent”), delivered to the Company a non-binding indication of interest under which the SOI Parent or its wholly-owned subsidiary would purchase all of the outstanding Company common stock for the aggregate purchase price of $5,500,000 (or $4.21 per share) pursuant to a merger agreement on substantially the same terms as the JOC Merger Agreement.

Later on June 11, 2013, the board held a special meeting and discussed the non-binding indication of interest the Company had received from the SOI Parent. After discussion concluded and after consulting with O’Neil LLP, the Board determined that the proposal of the SOI Parent would reasonably be expected to result in or lead to a proposal superior to the JOC Merger Agreement and authorized the Company’s management to engage in negotiations and discussions with the SOI Parent.

On June 12, 2013, as required by the terms of the JOC Merger Agreement, the Company notified JOC of the SOI Parent’s proposal and provided JOC with a copy of the proposal.

On June 13, 2013, the SOI Parent signed a confidentiality agreement with the Company, and on June 14, 2013, the Company provided SMRH, the SOI Parent’s legal counsel, with access to due diligence material regarding the Company.

On June 18, 2013, the Board held a special meeting and discussed with O’Neil LLP the preparation of the first draft of the SOI Merger Agreement with the SOI Parent.

On June 21, 2013, MITC commenced a tender offer (“MITC Offer”) to purchase the outstanding shares of Company common stock for a purchase price of $3.65 per share.

Also on June 21, 2013, the Board held a special meeting. The Board first discussed the initial draft of the SOI Merger Agreement with the SOI Parent prepared by O’Neil LLP, which had been sent to the Board prior to the meeting. Next, the Board discussed the MITC Offer. The Board noted that, although the price in the MITC Offer was $0.20 higher than the price in the JOC Merger Agreement, the MITC Offer was subject to many conditions. As a result, the Board tentatively concluded not to make any recommendation regarding the MITC Offer. Instead, the Board directed the Company’s management to release a “stop, look and listen” press release urging the Company’s stockholders not to accept or reject the MITC Offer until the Company had filed with the SEC a solicitation/recommendation statement as to whether the Company recommends acceptance or rejection of the MITC Offer, expresses no opinion, or is unable to take a position.

On June 22, 2013, O’Neil LLP delivered a first draft of the SOI Merger Agreement to SMRH, counsel for the SOI Parent.

On June 28, 2013, SMRH delivered a revised draft of the SOI Merger Agreement to O’Neil LLP and a non-binding proposal, and O’Neil LLP forwarded it to the Board and management.

On July 2, 2013, the Board held a special meeting. The Board again discussed the terms of the MITC Offer. The Board concluded that the negotiated JOC Merger Agreement was superior to the conditional MITC Offer even though the MITC Offer provided for $0.20 more consideration per share.

On July 3, 2013, the Board held a special meeting. The Board reviewed the terms of the SOI Merger Agreement and the other aspects of the SOI Parent’s proposal. The Board then determined in good faith that the SOI Parent’s proposal was superior to the JOC Merger Agreement. Consequently, the Board directed the Company’s management to provide JOC five business days prior written notice of the Company’s intention to accept the SOI Parent’s proposal, all as required under the JOC Merger Agreement.

On July 4, 2013, the Company filed with the SEC a solicitation/recommendation statement on Schedule 14D-9 recommending that the Company’s stockholders reject the MITC Offer.

On July 5, 2013, the Company provided JOC five business days prior written notice of the Company’s intention to accept the SOI Parent’s proposal, all as required under the JOC Merger Agreement.

On July 11, 2013, JOC notified the Company that JOC would not be increasing its offer to acquire the Company and JOC waived the remainder of the five business day notice period required under the JOC Merger Agreement.

On July 15, 2013, the board held a special meeting with a representative of O’Neil LLP in attendance. The Board discussed the proposed SOI Merger Agreement with SOI and related documents. At the conclusion of the discussion, the board determined that each of the transactions contemplated by the SOI Merger Agreement, including the merger, was fair to, and in the best interests of, the Company and its stockholders, and was superior to the JOC Merger Agreement. The Board declared the advisability of, and approved, the SOI Merger Agreement with SOI and the transactions contemplated thereby, including the merger, and resolved to recommend that the holders of Company common stock adopt the SOI Merger Agreement with SOI and approve the merger.

On July 16, 2013, the Company signed the SOI Merger Agreement with SOI, SOI entered into a Note Purchase Agreement with the Company, SOI loaned the Company $250,000, and the executive officers of the Company entered into a voting agreement with SOI. The Company and the SOI Parent issued a joint press release announcing the merger on the afternoon of July 16, 2013.

Also on July 16, 2013, the Company terminated the JOC Merger Agreement in its entirety, and the JOC Voting Agreement was terminated. In addition, the entire amount of SOI’s loan was used to pay JOC a $250,000 termination fee in accordance with the JOC Merger Agreement.

The section of Item 4(b) entitled “Reasons for the Recommendation” is hereby amended and restated as follows:

The reasons for the Board’s recommendation that the Company’s stockholders reject the MITC Offer at this time include the following:

•	Consideration—In the Pending SOI Merger, each holder of Common Stock will have the right to receive a cash amount of $4.21 per share. This cash amount is approximately 22% higher than the MITC Offer;

•

Terms of the SOI Merger Agreement—The SOI Merger Agreement represents a binding, negotiated commitment of both the Company and SOI, pursuant to which the Company’s failure to reject the MITC Offer and/or failure to reaffirm the Board’s recommendation that the Company’s stockholders vote FOR the adoption of the SOI Merger Agreement in this Statement would give SOI the right to terminate the SOI Merger Agreement immediately and, in that event, the Company would no longer have a commitment from SOI to acquire the Company and would have no assurance that MITC would complete the MITC Offer;

•

Conditional Nature of Initial MITC Offer—MITC is not required to accept for payment or pay for any shares of Common Stock, and may terminate or amend the MITC Offer, at any time before the expiration date of the MITC Offer (July 19, 2013) if any of the following conditions, among others, have not been met:

•

there being validly tendered and not withdrawn before the expiration of the MITC Offer a number of shares of Common Stock which, together with the shares of Common Stock then owned by MITC and its subsidiaries (including Purchaser), represent at least a majority of the total number of shares of Common Stock outstanding on a fully diluted basis;

•	MITC being satisfied, in its reasonable discretion, that the SOI Merger Agreement has been terminated;

•

that a definitive merger agreement, in a form satisfactory to MITC in its reasonable discretion, among the Company, MITC and Purchaser has been executed; although, MITC has now provided the Company with a draft of a proposed merger agreement, and the Company is unable to engage in meaningful discussions with MITC to complete a merger agreement because MITC will not agree to the form of confidentiality and “standstill” agreement required by the SOI Merger Agreement; and

•	MITC being satisfied, in its reasonable discretion, that the provisions of Section 203 of the DGCL do not apply to or otherwise restrict the MITC Offer and/or the MITC Merger.

•

Costs of Accepting MITC Offer—If the Company were to recommend that the Company’s stockholders accept the MITC Offer or to enter into a merger agreement with MITC and terminate the SOI Merger Agreement, then the Company would be required, in most circumstances, to pay SOI a $250,000 termination fee and will have, in all circumstances, incurred considerable transaction expenses, in each case regardless of whether the Company consummates a transaction with MITC, which fee and expenses would not be reimbursed or otherwise paid by MITC if the Company is unable to consummate a transaction with MITC.

Item 4(c) is hereby amended and restated in its entirety to read as follows:

(c) Intent to Tender.

To the knowledge of the Company, none of the Company’s executive officers, directors, affiliates or subsidiaries currently intends to tender shares of Common Stock held of record or beneficially by such person for purchase pursuant to the MITC Offer. In addition, the Voting Agreement would prevent the Company’s executive officers from tendering their shares of Common Stock for purchase pursuant to the MITC Offer until the earlier of (i) the termination of the SOI Merger Agreement in accordance with its terms, (ii) the effective time of the Pending SOI Merger, and (iii) the date upon which SOI and any executive officer agree in writing to terminate the Voting Agreement (but, in such event, only with respect to such executive officer).

ITEM 8. Other Material Information.

The section of Item 8 entitled “Other Negotiations” is hereby deleted.

The section of Item 8 entitled “Golden Parachute Compensation” is hereby amended and restated in its entirety to read as follows:

Golden Parachute Compensation

The following table sets forth the information required by Item 402(t) of Regulation S-K regarding the compensation for the Company’s named executive officers based on the MITC Offer and MITC Merger, assuming that the MITC Offer’s completion date or the MITC Merger closing date is August 1, 2013, the named executive officers are terminated on the same day, and the vesting of all outstanding stock options and restricted shares is accelerated in full. The actual amounts of these payments and benefits to the executive officers can only be determined at the time of the completion of the MITC Offer, closing of the MITC Merger or termination of employment, as applicable, and may differ from the amounts set forth below. See also the information under the heading “Arrangements with Executive Officers and Directors of the Company Implicated by the MITC Offer” contained in “Item 3. Past Contracts, Transactions, Negotiations and Agreements.”

Golden Parachute Compensation

	Cash		Equity
Name	Severance Payment		Payment in Respect of Stock Options		Payment in Respect of Restricted Stock		Total
Executive Officers
Steven G. Murdock	$332,000	(a)	$—		$246,375	(c)(d)	$578,375.00
John A. Elwood	$186,500	(b)	$—		$164,250	(c)(e)	$350,750.00
Directors
Mark D. Peterson	$—		$160.00	(c)	$—		$160.00
Timothy C. McQuay	$—		$87.50	(c)	$—		$87.50
Frederick H. Schneider, Jr.	$—		$87.50	(c)	$—		$87.50

(a) Includes (i) $250,000 in a lump-sum severance payment and (ii) $82,000 representing the current cost of the Company sponsored portion of Mr. Murdock’s group medical and dental insurance coverage for the period between July 25, 2013 and August 4, 2016, in each case payable only in the event that Mr. Murdock is terminated by the Company without “cause” or he terminates his employment for “good reason” following the completion of the MITC Offer or the closing of the MITC Merger and during the term of his employment agreement with the Company. The Pending SOI Merger does not (and the Company has assumed that the MITC Merger would not) constitute “good reason” for purposes of these payments.

(b) Includes (i) $170,000 in a lump-sum severance payment and (ii) $16,500 representing the current cost of the Company sponsored portion of Mr. Elwood’s group medical and dental insurance coverage for a period of eighteen months, in each case payable only in the event that Mr. Elwood is terminated by the Company without “cause” or he terminates his employment for “good reason” following the completion of the MITC Offer or the closing of the MITC Merger and during the term of his employment agreement with the Company. The Pending SOI Merger does not (and the Company has assumed that the MITC Merger would not) constitute “good reason” for purposes of these payments.

(c) This amount will be payable as a result of the MITC Merger or the MITC Offer.

(d) Includes 60,000 shares of restricted stock (or $219,000) which will vest as a result of the completion of the MITC Offer or the closing of the MITC Merger.

(e) Includes 40,000 shares of restricted stock (or $146,000) which will vest as a result of the completion of the MITC Offer or the closing of the MITC Merger.

The section of Item 8 entitled “State Anti-Takeover Laws—Delaware” is hereby amended and supplemented as follows:

It is a condition to the MITC Offer that the provisions of Section 203 of the DGCL do not apply or restrict the MITC Offer and the proposed MITC Merger, and the Company’s Board of Directors does currently intend to take action which allows such condition to be satisfied.

The section of Item 8 entitled “State Anti-Takeover Laws—Other” is hereby amended and restated in its entirety to read as follows:

The Company is not aware of any other state anti-takeover laws or regulations that are applicable to the MITC Offer and has not attempted to comply with any other state anti-takeover laws or regulations.

ITEM 9. Exhibits.

Item 9 is hereby amended and supplemented by adding the following exhibit:

Exhibit No.	Description

(e)(11)	Voting Agreement dated as of July 16, 2013, by and among Steven G. Murdock, John A. Elwood and Sunny Optics, Inc. (incorporated by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K filed by the Company with the SEC on July 16, 2013).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 22, 2013	MEADE INSTRUMENTS CORP.

	By:	/s/ John A. Elwood
	Name:	John A. Elwood
	Title:	Chief Financial Officer